Exhibit 99.3

LETTER TO THE BOARD OF DIRECTORS OF THE COMPANY, DATED JANUARY 19, 2017

January 19, 2017

Confidential

Encision Inc.

6797 Winchester Circle

Boulder, Colorado 80301

Re:	Encision Inc. Acquisition Proposal

Dear Encision Inc. Board of Directors:

This law firm represents Timothy J. Wynne and Brett M. Telford who jointly own approximately 5.4% of the outstanding shares of common stock of Encision. Mr. Wynne and Mr. Telford are interesting in making an offer to purchase all of the issued and outstanding shares of stock of Encision at a fair market price. However, they would like the opportunity to conduct appropriate due diligence and to negotiate with you in confidence. To that end, enclosed with this letter is a proposed Confidentiality and Exclusivity Agreement. Please have the appropriate parties review the proposed Confidentiality and Exclusivity Agreement and return a signed copy if its terms are acceptable.

Please let us know who Mr. Wynne and Mr. Telford should speak to regarding this process. In addition, please let us know if you are represented by counsel, and if so, how to contact them directly.

Very truly yours,

/s/ David E. Myre, Jr.
David E. Myre, Jr.

DEM:rar
E-Mail: david.myre@hcmp.com
Direct Dial: (206) 470-7608
Fax: (206) 623-7789 Enclosures

cc:	Timothy J. Wynne
Brett Telford